Exhibit 99.1

NICE CXone Digitizes Contact Center Operations for Regional Australia Bank

Regional Australia Bank achieves functionality and flexibility for its distributed workforce with NICE’s market-leading
CXone cloud platform, driving frictionless agent and customer experiences

Hoboken, N.J.– May 2, 2022 – NICE (Nasdaq: NICE) today announced that Regional Australia Bank, one of Australia’s premier banking alternatives to the ‘Big Four’ banks, has successfully implemented the NICE CXone platform to help streamline its contact center operations and better support its branches across New South Wales (NSW). The implementation delivers greater functionality, flexibility, and adaptability for contact center agents and banking staff distributed across its regional NSW branches.

Kim Burraston, Senior Manager – Branch Operations, Regional Australia Bank, said, “As part of our digital transformation, Regional Australia Bank needed a cloud-based system that could scale with the business and meet privacy and security requirements. After assessing several solutions on the market, Regional Australia Bank identified NICE CXone as the ideal solution as it offered much more functionality and adaptability than its alternatives. In addition, it was easy to manage and train staff which enabled better support for our organization in its effort to decentralize contact center operations. Transitioning to CXone was a critical step in Regional Australia Bank’s journey to streamline the customer and agent experiences.”

Regional Australia Bank maintains a branch network across 38 towns throughout regional NSW, supporting more than 80,000 customers, including families and small and medium-sized businesses. Regional Australia Bank is heavily committed to the communities in which it operates. Its Community Partnership Program lets members support their local community simply by transacting with a selected savings account and nominating their choice of organizations from a list of 1,600 registered groups and causes. In 2022, this program has reached a new milestone of more than AU$2 million in donations.

To keep pace with the rate of digital transformation and maintain compliance with changing security and privacy requirements, Regional Australia Bank needed to upgrade its system to a more flexible and secure solution. In addition, it needed a solution that would help decentralize contact center operations and optimally leverage branch staff as needed to continue efficiently supporting regional towns without impacting headcount.

Darren Rushworth, International President, NICE, said, “NICE is pleased to collaborate with Regional Australia Bank and its implementation partner, Generation-e, to successfully implement CXone across the bank’s branch and contact center operations. The solution is already helping Regional Australia Bank streamline its contact center engagement while providing greater support for branch and remote employees, leading to exceptional, frictionless agent and customer experiences.”

Regional Australia Bank engaged NICE partner Generation-e to help transition to an omnichannel solution that helps deliver greater flexibility to its regional contact center and banking workforce.

Biagio Larossa, Managing Director, Generation-e, said, “Given the type of customers that Regional Australia Bank caters to, transitioning the team from their on-premise legacy contact center solution to the cloud was a real challenge. Along with modernizing their workplace, we had to ensure the solution was PCI compliant and followed strict security protocols for the customer, while not compromising on Regional Australia Bank’s customer experience. NICE CXone was the ideal cloud-based solution for Regional Australia Bank based on its scalability. It provided a great user experience for staff and end customer, enabling a smooth transition to the new system as well as removing a lot of the daily administration involved with the bank’s on-prem solution. Prior to the implementation, Regional Australia Bank was also operating with both Skype for Business and Microsoft Teams in different departments. This created significant challenges for agents trying to transfer calls between departments. CXone offered compatibility with Microsoft Teams, which let Regional Australia Bank streamline its interdepartmental communication and call transfers, leading to a better customer and agent experience. The new solution empowers Regional Australia Bank to achieve significant business benefits now and into the future.”

About Regional Australia Bank
Regional Australia Bank is a customer owned bank that has been helping regional Australians achieve their lifestyle goals for almost 50 years. It has a reputation for being flexible, personable, and being able to make the complex simple. With roots in regional NSW and head office located in Armidale, Regional Australia Bank has grown to be one of the premier banking alternatives to the ‘Big Four’ banks. Unlike the ‘retail’ approach taken by many competing institutions, it continues to add value to its customers by recognising everyone’s circumstances are different. This means it can provide personalised financial solutions, working with its customers to save them time, money, and effort.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.